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                                                     Exhibit 99.3

                             SUPPLEMENTAL AGREEMENT

THIS SUPPLEMENTAL AGREEMENT ("Supplemental Agreement"), is made and entered into as of the 26th day of March 1998 by and among Dunn Computer Corporation (the "Company"), Barry D. Bergman and Jacqueline L. Bergman ("the Bergmans").

Whereas the Bergmans are owners of 50,000 shares of the Company's common stock, which they acquired pursuant to the Stock Acquisition, Stock Option, Settlement and Reciprocal Release Agreement (the "Agreement"), dated September 12, 1997;

Whereas the Bergmans are holders of a Dunn Computer Corporation Common Stock Option dated September 12, 1997, under which the Company has granted the Bergmans the option to purchase up to 25,000 shares of the Company's common stock at an exercise price of $6.125 per share (the "Option");

Whereas the stock is not yet registered, and the Bergmans desire, at this time, to Put both the Stock and the Options back to the Company at the price as defined in the Agreement;

NOW THEREFORE, for good and valuable consideration, the parties agree as follows:

(1) The Company agrees to pay the Bergmans a sum of $533,250.00 by wire transfer to be paid on or before March 30, 1998, in payment for the Stock and Options now held by the Bergmans. And, the Bergmans agree to surrender the Stock Certificate and Options Agreement within seven days after receiving payment for same.

(2) The Company hereby grants the Bergmans a full and unconditional release for any and all of the Bergmans actions relating to Glacier LLC, and the Company releases and covenants not to sue the Bergmans, for any claim, liability, action, or debt relating to the Bergmans' ownership, transfer, or other dealings in Governance of Financial Units in Glacier LLC.

The backup calculations regarding the payment are as follows:

(A) Stock: 50,000 shares x $9.15 per share (average price last 30 days) - $457,500.00

(B) Options on 25,000 shares at $6.125/share: Average Price - $9.15 $9.15 minus $6.125 - $3.03 $3.03 x 25,000 - $75,750.00

Therefore amount due for both is $457,500.00 plus $75,750.00 - $533,250.00. - To be wired to: Mellon Bank, Pittsburgh, PA; ABA#043000261; Merrill Lynch a/c#101-1730 for further credit to 795-69145.

All other terms and conditions of the September 12, 1997 Agreement remain unchanged and in force.

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In witness whereof, the parties hereto have executed this Supplemental Agreement as of March 26, 1998.

Dunn Computer Corporation                              /s/ Jacqueline L. Bergman
                                                       by Barry Bergman
/s/ John Vazzana              /s/ Barry D. Bergman     her atty in fact
-------------------           ---------------------   --------------------------
By: John Vazzana              Barry D. Bergman         Jacqueline L. Bergman
    Executive Vice President                           By: Barry D. Bergman
                                                       her attorney-in-fact


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